TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of
existing shares to which voting rights are attached:	Reed Elsevier Plc
2. Reason for notification (yes/no)

An acquisition or disposal of voting rights	Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Change in issued share capital	Yes

3. Full name of person(s) subject to notification obligation:	Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3):	Nominees (Jersey) Ltd Perry Nominees Ltd Boltro Nominees Ltd Ward Nominees Ltd Lloyds Bank (PEP) Nominees Ltd Lloyds TSB Registrars Savings Nominees Ltd State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different):

6. Date on which issuer notified:	20th August 2007

7. Threshold(s) that is/are crossed or reached:	Fallen below 4%

8: Notified Details
A: Voting rights attached to shares
Class/type of
shares
If possible use	Situation previous to the
ISIN code	triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting	Number of shares	Number of voting rights		Percentage of voting
		rights				rights

				Direct	Indirect	Direct	Indirect

0730835 Ord GBP0.125	51,605,719	51,605,719	50,974,629	0	50,974,629	0	3.99

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights

50,974,629	3.99

9. Chain of controlled undertak	ings through which the voting rights and /or the

financial instruments are effec	tively held, if applicable:

15,434,100 Shares are held by N
of Lloyds TSB Bank Plc, a wholl
1,838,176 Shares are held by Pe
Lloyds TSB Bank Plc, a wholly o
148,909 Shares are held by Bolt
Lloyds TSB Bank Plc, a wholly o
410,915 Shares are held by Ward
Lloyds TSB Bank Plc, a wholly o
736,780 Shares are held by Lloy
subsidiary of Lloyds TSB Bank P
Group Plc.
15,167 Shares are held by Lloyd
owned subsidiary of Lloyds TSB
TSB Group Plc.
32,390,582 Shares are held by S
control of Scottish Widows Inve
subsidiary of Scottish Widows I
subsidiary of Scottish Widows G
TSB Bank plc, a wholly owned su
ominees (Jersey) Ltd, a wholly owned subsidiary
y owned subsidiary of Lloyds TSB Group Plc.
rry Nominees Ltd, a wholly owned subsidiary of
wned subsidiary of Lloyds TSB Group Plc.
ro Nominees Ltd, a wholly owned subsidiary of
wned subsidiary of Lloyds TSB Group Plc.
Nominees Ltd, a wholly owned subsidiary of
wned subsidiary of Lloyds TSB Group Plc.
ds Bank (Pep) Nominees Ltd, a wholly owned
lc, a wholly owned subsidiary of Lloyds TSB

s TSB Registrars Savings Nominees Ltd, a wholly
Bank Plc, a wholly owned subsidiary of Lloyds

tate Street Nominees Ltd. Shares are under the
stment Partnership Ltd, a wholly owned
nvestment Partnership Group Ltd, a wholly owned
roup Ltd, a wholly owned subsidiary of Lloyds
bsidiary of Lloyds TSB Group Plc.

Proxy Voting:
10. Name of proxy holder:
11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14 Contact name:	Margaret Woods, Assistant Secretary, Reed Elsevier PLC

15. Contact telephone name:	020 7166 5613